767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000

tel +1 212 310 8007 fax

May 27, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Mara L. Ransom

Re:	Ollie’s Bargain Outlet Holdings, Inc.
Registration Statement on Form S-1
Filed April 29, 2016
File No. 333-211010

Dear Ms. Ransom:

On behalf of our client, Ollie’s Bargain Outlet Holdings, Inc., a Delaware corporation (the “Company”), we respectfully submit below the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 26, 2016, relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-211010) (the “Registration Statement”).

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, all references to page numbers in such response are to the page numbers in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Incorporation of Documents by Reference, page 73

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended January 30, 2016, which in turn incorporates by reference Part III information from a proxy statement which you filed on May 2, 2016. Prior to seeking effectiveness, please amend your registration statement to incorporate by reference your proxy statement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the related disclosure in response to the comment. Please see page 52.

Exhibits, page II-3

2.	Please file all required exhibits, including the legal opinion, as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed all required exhibits, including the legal opinion, and revised the related disclosure in response to the comment. Please see pages II-3 and II-6.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8235.

Sincerely yours,

/s/ Alexander D. Lynch, Esq.

Alexander D. Lynch, Esq.

Weil, Gotshal & Manges LLP

cc:	Mark Butler, Ollie’s Bargain Outlet Holdings, Inc.
cc.	John Swygert, Ollie’s Bargain Outlet Holdings, Inc.
cc:	Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP